Exhibit 19.1

REYNOLDS CONSUMER PRODUCTS INC.
Insider Trading Policy
Amended April 27, 2023

I. SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES
It is Reynolds Consumer Products Inc.’s and its subsidiaries’ (collectively, the “Company”) policy that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee, director, officer, consultant and other agent of the Company, including their immediate family members, persons with whom they share a household, their economic dependents and any other individuals or entities whose securities trading they influence, direct or control, is expected to abide by this policy. When carrying out Company business, employees, directors, officers, consultants and other agents must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.
II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES
A. General Rule.
The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.
All employees, directors, officers, consultants and other agents of the Company should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material non-public financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the employee or director knows information that will probably cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.
The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she has material non-public information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or would view the information as significantly altering the total mix of information in the marketplace. It is non-public information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis. Furthermore, it is illegal for any person having material non-public information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping”). In that case, they may both be held liable.
The Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to substantial criminal fines and terms of imprisonment, in addition to civil penalties and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors.
Inside information does not belong to the individual directors, officers, employees, consultants and other agents who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests and is a fraud against members of the investing public and the Company.
B. To Whom Does the Policy Apply?
The provisions of this policy, including the prohibition against trading on inside information, apply to all employees, directors, officers, consultants and other agents of the Company and to other people who gain access to that information, including their immediate family members, persons with whom they share a household, their economic dependents and any other individuals or entities whose securities trading they influence, direct or control, in each case whether domestic or international (collectively, “Covered Persons”). Each employee, director, officer, consultant and other agent of the Company is responsible for ensuring that these other individuals and entities comply with this policy. Because of their potential ability to access to confidential information on a regular basis, Company policy subjects its directors and certain employees to additional restrictions on trading in Company securities, which are discussed below. In addition, the General Counsel may impose ad hoc restrictions on trading on individual Covered Persons with inside knowledge of material information from time to time. Please note that portions of this policy continue to apply to Covered Persons even after their departure from the Company, and even after they no longer have any material nonpublic information.
C. Other Companies’ Stock.
Covered Persons who learn material information about suppliers, customers, or competitors through their involvement with the Company, shall keep it confidential and not buy or sell stock in such companies until the information becomes public. Covered Persons shall not give tips about such stock.
D. Hedging and Derivatives.
Covered Persons are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) involving the Company’s securities or that are otherwise designed to hedge or speculate on the Company’s securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event.
If the SEC or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees, directors, officers, consultants and other agents of the Company and all Covered Persons from trading in options or other securities involving the Company’s stock.

E. Pledging of Securities, Margin Accounts.
Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits Covered Persons from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.
F. Window Group Restrictions.
The “Window Group” consists of (i) directors and executive officers (within the meaning of Section 16 of the Exchange Act) of the Company, and (ii) those individuals designated from time to time and informed of such status by the General Counsel, together with all such persons’ immediate family members, persons with whom they share a household, their economic dependents and any other individuals or entities whose securities trading they influence, direct or control, in each case whether domestic or international. The Window Group shall be reviewed at least annually by the Chief Executive Officer, the Chief Financial Officer and the General Counsel. The Window Group is subject to the following restrictions on trading in Company securities:
(1) trading is permitted beginning at the start of trading on the second trading day following the Company’s first public disclosure of its earnings results with respect to the preceding fiscal quarter and ending at the close of trading on the third Friday of the last month of the then current fiscal quarter, or if that day is not a trading day, then the close of trading on the immediately preceding trading day (the “Window”), subject to the restrictions below;
(2) even during the Window, all trades must be reviewed and approved in advance by the General Counsel (but a proposed trade by the General Counsel must be so precleared by the Chief Executive Officer or Chief Financial Officer);

(3) if the Window is closed at the time that a person in the Window Group departs from the Company, he or she shall continue to refrain from trading until the Window reopens; and
    (4) individuals in the Window Group are also subject to the general restrictions on all Covered Persons.

Note that at times the General Counsel may close the Window early, or may decide not to open the Window when scheduled, either for all members of the Window Group or for individual members of the Window Group. The General Counsel is not required to explain the closing or non-opening of the Window, and Covered Persons should treat an early closing or non-opening of the Window as material non-public information that should not be communicated.
G. Special Blackout Periods.
The General Counsel may, at any time, prohibit any or all Covered Persons, whether or not they are members of the Window Group, from trading in Company securities when, in his or her judgment, a trading blackout is warranted. The General Counsel may impose such a Company-wide or more targeted special trading blackout period for any reason, and shall notify all persons subject thereto promptly after it is declared. Covered Persons who have been notified that they are subject to a special blackout may not trade Company securities until instructed otherwise by the General Counsel (or his or her designee) that he or she has lifted the special trading blackout with respect to them, and should not disclose to others that the special blackout period has been declared.

H. General Guidelines.
The following guidelines should be followed in order to ensure compliance with applicable laws and with the Company’s policies:

(1) Nondisclosure. Covered Persons shall not disclose material non-public information to anyone, except to persons within the Company whose positions require them to know it.

(2) Trading in Company Securities. No Covered Person may trade, or recommend that another person trade, in the Company’s securities when he or she has material non-public information. Any Covered Person who has material non-public information shall not trade until the start of the second business day after the information has been publicly released.

(3) Avoid Speculation. Investing in the Company’s common stock provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the person trading in conflict with the best interests of the Company and its stockholders. Although this policy does not prohibit Covered Persons from selling shares, the Company encourages them to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company’s culture.

(4) Trading in Other Securities. No Covered Person shall trade, or recommend that another person trade, in the securities of another company, if the Covered Person learns in the course of his or her employment or service confidential information about the other company that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if a Covered Person learned through Company sources that the Company intended to purchase assets from a company, and then traded in that other company’s securities because of the likely increase or decrease in their value.

(5) Personal Responsibility; Reporting Violations. Although the General Counsel is generally responsible for administering this policy, the ultimate responsibility for complying with this policy and applicable laws rests with each Covered Person. Covered Persons should use their best judgment at all times and consult with their legal and financial advisors, as needed. Any person who wishes to report possible or suspected violations of this policy should report them to the attention of the General Counsel. If the reporting person’s situation requires that his or her identity be kept secret, it will be preserved to the greatest extent reasonably possible and permitted by law. If the reporting person wishes to remain anonymous, send a letter addressed to the attention of the General Counsel or the Audit Committee of the Board of Directors.

(6) No Exceptions Based on Personal Circumstances. There may be instances where the restrictions imposed by this policy cause a Covered Person to forego a planned trade, which could cause financial harm or other hardship. Personal financial emergency or other personal circumstances do not excuse a failure to comply with this policy or with federal or state securities laws.

I. Limited Exceptions.
This Section I details several limited exceptions to the restrictions imposed by this policy. Even if a trade is not prohibited by this policy, Covered Persons must separately assess whether it complies with applicable law.

(1) Trades Under a 10b5-1 Plan. The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for trades under trading plans that meet certain requirements. These requirements are spelled out in Rule 10b5-1 under the Exchange Act, and trading plans that comply with those requirements are therefore known as “10b5-1 plans.” In general, Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into (or modified) in good faith, not as part of a plan or scheme to evade the prohibitions of the insider trading rules and during a time when the trading person is not aware of material non-public information. The plan must either specify (including by formula) the amount, pricing and timing of the transactions in advance or delegate discretion on those matters to an independent party. The plan must also provide for a cooling-off period for at least the minimum period required under, and must comply with all other applicable provisions of, Rule 10b5-1(c) of the Exchange Act.

The restrictions in this policy against trades made while aware of material non-public information, or by members of the Window Group during a time when the Window is closed (and the requirement that members of the Window Group obtain preclearance for trades) do not apply to trades made under 10b5-1 plans pre-approved by the General Counsel. All 10b5-1 plans, and all amendments thereto, including suspensions and terminations thereof, must be approved by the General Counsel. In reviewing and approving a 10b5-1 plan, or an amendment thereto or suspension or termination thereof, the General Counsel may impose criteria in addition to those required by law.

The SEC’s rules on 10b5-1 plans are complicated and must be followed completely to be effective. The description provided above is only a summary, and Covered Persons are strongly advised to consult with their legal advisors if they intend to adopt or amend a 10b5-1 plan. While 10b5-1 plans are subject to the Company’s review and approval, Covered Persons are ultimately responsible for their compliance with the law and this policy.

All 10b5-1 plans and amendments thereto and suspensions and terminations thereof must be filed with the Legal Department and, if applicable, accompanied by an executed certificate stating that the 10b5-1 plan complies with applicable law and any other criteria the General Counsel may establish. The Company may publicly disclose information regarding any 10b5-1 plan that a Covered Person enters.

(2) Employee Benefit Plans. The trading restrictions under this policy do not apply to the acceptance of stock options, restricted stock units or other Company securities that the Company issues or offers to Covered Persons or to the vesting, cancellation or forfeiture thereof under applicable plans and agreements. The restrictions also do not apply to the exercise of Company stock options for cash under applicable stock option plans or the exercise of stock options in a stock-for-stock exercise with the Company or an election to have the Company withhold securities to cover taxes due upon an option exercise or the vesting or settlement of restricted stock units. However, the restrictions under this policy do apply to (i) the sale of stock issued upon the exercise of an option, (ii) a cashless exercise of a stock option through a broker, as this involves selling a portion of the underlying shares to cover the costs of exercise or withholding of taxes, as applicable, and (iii) any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or withholding taxes, as applicable.

(3) Bona Fide Gifts and Inheritance. The policy’s trading restrictions do not apply to a bona fide gift of Company stock so long as either (i) the recipient of the gift is subject to the same trading restrictions under this policy as are applicable to the Covered Person, or (ii) the Covered Person otherwise has no reason to believe that the recipient intends to sell the securities immediately or during a period when the Covered Person would not be permitted to trade pursuant to the terms of this policy. The trading restrictions under this policy also do not apply to transfers by will or the laws of descent.

(4) Non-Substantive Changes. The trading restrictions under this policy do not apply to trades that involve merely a change in the form in which you own securities; for example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime. Similarly, the restrictions do not apply to a change in the number of securities held as a result of a stock split, reverse stock split or stock dividend applying equally to all securities of a class.

(5) Other Exceptions. Any exception from this policy other than as set forth in this Section I must be approved by the General Counsel, in consultation with the Compensation, Nominating and Corporate Governance Committee of the Board of Directors.

J. Applicability of U.S. Securities Laws to International Transactions.
All Covered Persons are subject to the restrictions on trading in Company securities and the securities of other companies set forth in this policy. The U.S. securities laws may be applicable to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

III. OTHER LIMITATIONS ON SECURITIES TRANSACTIONS
A. Public Resales – Rule 144.

The U.S. Securities Act of 1933 (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.
The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the person seeking to sell the securities is an affiliate or not.
(1) Holding Period. Restricted securities must be held and fully paid for a period of six months prior to their sale. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

(2) Current Public Information. Generally, current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement.
Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:
(3) Volume Limitations. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.
(4) Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market maker or in riskless principal transactions.
(5) Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000. See “Filing Requirements”.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.
B. Private Resales.
Directors and officers also may sell securities in a private transaction without registration. Although there is no statutory provision or SEC rule expressly dealing with private sales, the general view is that such sales can safely be made by affiliates if the party acquiring the securities understands he is acquiring restricted securities that must be held for at least six months before the securities will be eligible for resale to the public under Rule 144. Private resales raise certain documentation and other issues and must be reviewed in advance by the Company’s General Counsel.
C. Restrictions on Purchases of Company Securities.
In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s General Counsel, if you desire to make purchases of Company stock during any period that the Company is conducting an offering or buying shares from the public.
D. Disgorgement of Profits on Short-Swing Transactions – Section 16(b).
Section 16 of the Exchange Act applies to directors and officers of the Company and to any person owning more than ten percent of any registered class of the Company’s equity securities. The section is intended

Section 16(c) effectively prohibits insiders from engaging in short sales (see “Prohibition of Short Sales”, below).
Under Section 16(b), any profit realized by an insider on a “short-swing” transaction (i.e.,a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.
Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. Good faith, therefore, is not a defense. All that is necessary for a successful claim is to show that the insider realized “profits” on a short-swing transaction; however, profit, for this purpose, is calculated as the difference between the sale price and the purchase price in the matching transactions, and may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six-month period, the courts maximize the recovery by matching the lowest purchase price with the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable “profits.”
The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions, including acquisitions and dispositions in tender offers and certain corporate reorganizations. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as certain family members) whose securities are deemed to be beneficially owned by the insider.

The Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for insiders and the Company, officers and directors are strongly urged to consult with the Company’s General Counsel, prior to engaging in any transaction or other transfer of Company equity securities regarding the potential applicability of Section 16(b).
E. Prohibition of Short Sales.
Under Section 16(c), insiders are prohibited from effecting “short sales” of the Company’s equity securities. A “short sale” is one involving securities which the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale. Wholly apart from Section 16(c), the Company prohibits directors and employees from selling the Company’s stock short. This type of activity is inherently speculative in nature and is contrary to the best interests of the Company and its stockholders.
F. Filing Requirements.
(1) Form 3, 4 and 5. Under Section 16(a) of the Exchange Act, insiders must file with the SEC public reports disclosing their holdings of and transactions involving, the Company’s equity securities. An initial report on Form 3 must be filed by every insider within 10 days after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date he or she became an insider. Even if no securities were owned on that date, the insider must file a report. Any subsequent change in the nature or amount of beneficial ownership by the insider must be reported on Form 4 and filed by the end of the second business day following the date of the transaction. Certain exempt transactions may be reported on Form 5 within 45 days after the end of the fiscal year. The fact that an insider’s transactions during the month resulted in no net change, or the fact that no securities were owned after the transactions were completed, does not provide a basis for failing to report.
All changes in the amount or the form (i.e., direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, gifts are reportable, and must be reported on a Form 4 filed by the end of the second business day following the gift. Moreover, an officer or director who has ceased to be an officer or director must report any transactions after termination which occurred within six months of a transaction that occurred while the person was an insider.
The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in his or her own name or held jointly with others. An insider is considered the indirect owner of any securities from which he obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by his or her spouse and other family members sharing the same household. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so.

It is important that reports under Section 16(a) be prepared properly and filed on a timely basis. The reports must be received at the SEC by the filing deadline. There is no provision for an extension of the filing deadlines, and the SEC can take enforcement action against insiders who do not comply fully with the filing requirements. In addition, the Company is required to disclose in its annual proxy statement the names of insiders who failed to file Section 16(a) reports properly during the fiscal year, along with the particulars of such instances of noncompliance.
Accordingly, all directors and officers must notify the Company’s General Counsel, prior to any transactions or changes in their or their family members’ beneficial ownership involving Company stock and are strongly encouraged to avail themselves of the assistance available from the General Counsel’s office in satisfying the reporting requirements.
(2) Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group which acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to derivatives (such as warrants or options) exercisable within 60 days, exceeds the five percent limit.
A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within ten days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly. A decrease in beneficial ownership to less than five percent is per se material and must be reported.
A person is deemed the beneficial owner of securities for purposes of Section 13(d) of the Exchange Act if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). As is true under Section 16(a) of the Exchange Act, a person filing a Schedule 13D may disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.
(3) Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

III. MISCELLANEOUS

A. Amendments.
The Company reserves the right to amend, alter or terminate this policy at any time and for any reason, subject to applicable law. Covered Persons may obtain a current copy of the Company’s policies on insider trading by contacting the General Counsel.

B. No Employment Contract.

Nothing in this policy creates or implies an employment contract or term of employment. Employment at the Company is at will. Employment at will may be terminated with or without cause and with or without notice at any time by the employee or the Company. Nothing in this policy limits the right of either party to terminate employment at will. The policies in this policy do not constitute a complete list of Company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.